SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LATTICE SEMICONDUCTOR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

518415104

(CUSIP Number of Common Stock Underlying Securities)

Stephen A. Skaggs

Chief Financial Officer

Lattice Semiconductor Corporation

5555 N.E. Moore Court

Hillsboro, Oregon 97124-6421

Tel: (503) 268-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John A. Fore, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$36,473,308.00	$3,356.00

*

Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 12,725,424 shares of common stock of Lattice Semiconductor Corporation having an aggregate value of $36,473,308.00 as of February 11, 2003 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Lattice Semiconductor Corporation, a Delaware corporation (“Lattice” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 12,725,424 shares of Lattice’s common stock held by eligible employees, whether vested or unvested, that have been granted under its 1996 Stock Incentive Plan and its 2001 Stock Plan (i) that have exercise prices equal to or greater than $12.00 per share and (ii) for those employees who elect to exchange options described in (i), that have been granted on or after August 13, 2002, regardless of the exercise price (the “Eligible Options”).  Eligible Options may be exchanged for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated February 13, 2003 (the “Offer to Exchange” or “Offer”); (ii) the related Memorandum from Cyrus Y. Tsui, dated February 13, 2003; (iii) the list of Frequently Asked Questions; (iv) the Election Form; and (v) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(e), respectively.  An “eligible employee” refers to all persons who are employees, including officers, of Lattice or one of its subsidiaries as of February 13, 2003 and remain employees through the cancellation date.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.  Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)           Name and Address.

Lattice is the issuer of the securities subject to the Exchange Offer.  The address of Lattice’s principal executive office is 5555 N.E. Moore Court, Hillsboro, OR 97124-6421 and the telephone number at that address is (503) 268-8000.  The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Lattice” is incorporated herein by reference.

(b)           Securities.

The subject class of securities consists of the Eligible Options.  The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the outstanding options tendered by eligible employees and accepted for exchange and cancelled.  The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)           Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Terms of the Offer specific to participants residing in foreign jurisdictions,” “Extension of offer; termination; amendment,” and in Schedules D through Q to the Offer to Exchange is incorporated herein by reference.

(b)           Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated by reference.  The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) through (d)(4) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer” is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Exchange under the captions “The Offer—Purpose of the offer” and the “The Offer—Information concerning Lattice” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Offer to Exchange under the captions “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)           Conditions.

Not applicable.

(d)           Borrowed Funds.

Not applicable.

Item 8.  Interest In Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10.  Financial Statements.

(a)           Financial Information.

The information set forth in Schedule B and Schedule C to the Offer to Exchange, in the Offer to Exchange under the captions “The Offer—Information concerning Lattice,” “The Offer—Financial statements,” and “The Offer—Additional information,” in Item 8 of Lattice’s Annual Report on Form 10-K for the year ended December 31, 2001 and in Item 1 of Part I of Lattice’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, is incorporated herein by reference.

(b)           Pro Forma Information.

Not applicable.

Item 11.  Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12.  Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated February 13, 2003.
(a)(1)(b)	Memorandum from Cyrus Y. Tsui, dated February 13, 2003.
(a)(1)(c)	List of Frequently Asked Questions.
(a)(1)(d)	Election Form.
(a)(1)(e)	Withdrawal Form.
(a)(1)(f)	Form of Promise to Grant Stock Option.
(a)(1)(g)	Presentation to Employees.
(a)(1)(h)	Form of Confirmation of Stock Options Elected for Exchange/Withdrawal.
(a)(1)(i)	Form of Reminder Notice about the Exchange Offer to be periodically sent to employees.
(b)	Not Applicable.
(d)(1)	Lattice Semiconductor Corporation 1996 Stock Incentive Plan, as amended on August 1, 2000.
(d)(2)	Form of Stock Option Agreement for 1996 Stock Incentive Plan.
(d)(3)	2001 Stock Plan, as amended on August 7, 2001.
(d)(4)	Form of Stock Option Agreement for 2001 Stock Plan.
(g)	Not applicable.
(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LATTICE SEMICONDUCTOR CORPORATION

/s/ STEPHEN A. SKAGGS
Stephen A. Skaggs
Senior Vice President, Chief Financial Officer and
Secretary

Date: February 13, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated February 13, 2003.
(a)(1)(b)	Memorandum from Cyrus Y. Tsui, dated February 13, 2003.
(a)(1)(c)	List of Frequently Asked Questions.
(a)(1)(d)	Election Form.
(a)(1)(e)	Withdrawal Form.
(a)(1)(f)	Form of Promise to Grant Stock Option.
(a)(1)(g)	Presentation to Employees.
(a)(1)(h)	Form of Confirmation of Stock Options Elected for Exchange/Withdrawal.
(a)(1)(i)	Form of Reminder Notice about the Exchange Offer to be periodically sent to employees.
(b)	Not Applicable.
(d)(1)	Lattice Semiconductor Corporation 1996 Stock Incentive Plan, as amended on August 1, 2000.
(d)(2)	Form of Stock Option Agreement for 1996 Stock Incentive Plan.
(d)(3)	2001 Stock, as amended on August 7, 2001.
(d)(4)	Form of Stock Option Agreement for 2001 Stock Plan.
(g)	Not applicable.
(h)	Not applicable.